SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair LAUNCHES LOW FARES IN NAPLES (BASE NO.86)
17 NEW ROUTES, 3 BASED AIRCRAFT & 1 MILLION CUSTOMERS P.A.

Ryanair, Italy's No.1 airline, today (1 Dec) announced its first Naples flights, with 17 new routes to Bremen, Copenhagen, East Midlands, Eindhoven, Frankfurt Hahn, Gdansk, Kaunas, Lisbon, Madrid, Manchester, Milan Bergamo, Seville, Stockholm, Toulouse, Treviso, Valencia and Warsaw Modlin, starting from March, which will deliver 1 million customers p.a. at Naples Airport, Ryanair's 27th Italian airport and 16th Italian base (86th in Europe).

From March, Ryanair's Naples schedule will deliver:
●
3 based aircraft ($300m investment - 1 in March, 1 in May, 1 in July)
●
17 new routes: Bremen (2 wkly), Copenhagen (3 wkly), East Midlands (3 wkly)

Eindhoven (2 wkly), Frankfurt Hahn (2 wkly), Gdansk (2 wkly),
Kaunas (2 wkly), Lisbon (3 wkly), Madrid (2 wkly), Manchester (3 wkly)
Milan Bergamo (3 dly), Seville (2 wkly), Stockholm (2 wkly)
Toulouse (2 wkly), Treviso (2 x dly), Valencia (2 wkly) & Warsaw M. (2 wkly)

●
69 weekly flights
●
1 million customers p.a.
●
750* "on-site" jobs p.a.
Ryanair celebrated its new Naples flights by releasing seats for sale at prices starting from just €19.99 for travel in April and May, which are available for booking until midnight Tuesday (6 Dec).
In Naples, Ryanair's Chief Commercial Officer, David O'Brien said:
"Ryanair is pleased to announce that low fares have arrived in Naples, our 27th Italian airport, with 17 new routes to Bremen, Copenhagen, East Midlands, Eindhoven, Frankfurt Hahn, Gdansk, Kaunas, Lisbon, Madrid, Manchester, Milan Bergamo, Seville, Stockholm, Treviso, Toulouse, Valencia and Warsaw Modlin, beginning in March, which will help deliver 1 million annual customers at Naples Airport.
We are pleased to be opening a base here at Naples airport, our 16th Italian base, with the addition of three based aircraft during 2017, marking an investment of $300m, as we look forward to growing routes, traffic and tourism in the Naples in the coming years.
To celebrate our new Naples routes, we are releasing seats from just €19.99 for travel in April and May, which are available for booking until midnight Tuesday (6 Dec). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."
17 NEW NAPLES ROUTES
Route	Frequency	Start Date
Bremen	2 x weekly	05 May
Copenhagen	3 x weekly	02 May
East Midlands	3 x weekly	02 May
Eindhoven	2 x weekly	07 Apr
Frankfurt Hahn	2 x weekly	28 Mar
Gdansk	2 x weekly	30 Mar
Kaunas	2 x weekly	04 May
Lisbon	3 x weekly	03 May
Madrid	2 x weekly	05 Apr
Manchester	3 x weekly	04 Apr
Milan Bergamo	3 x daily	01 May
Seville	2 x weekly	03 May
Stockholm	2 x weekly	05 May
Toulouse	2 x weekly	03 May
Treviso	2 x daily	04 Apr
Valencia	2 x weekly	02 May
Warsaw Modlin	2 x weekly	30 Mar
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers
For further information
please contact:
Robin Kiely	John Alborante
Ryanair DAC	Ryanair DAC
Tel: +353-1-9451949	Tel: +353-1-9451791
press@ryanair.com	italia@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 December, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary